TELÉFONOS DE MÉXICO, S.A. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

 I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT DECEMBER 31, 2003 & 2002

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO DECEMBER 31, 2003 & 2002

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED STATEMENTS OF INCOME FROM OCTOBER 01 TO DECEMBER 31, 2003 & 2002

FS-08 CONSOLIDATED STATEMENTS OF INCOME, FOURTH QUARTER - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO DECEMBER 31, 2003 & 2002

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FI-01 RATIOS - CONSOLIDATED INFORMATION

FI-02 DATA PER SHARE - CONSOLIDATED INFORMATION

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3.- SHARE INVESTMENTS

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION OF MONETARY POSITION

ANNEX 8.- BONDS AND/OR MEDIUM-TERM NOTES LISTED IN STOCK MARKET

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11.- DOMESTIC SALES - MAIN SERVICES -

ANNEX 11b.- FOREIGN SALES - MAIN SERVICES -

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

INTEGRATION OF PAID CAPITAL STOCK

GENERAL INFORMATION

BOARD OF DIRECTORS

DECLARATION BY THE COMPANY'S OFFICERS THAT ARE RESPONSIBLE FOR THE INFORMATION

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2003 & 2002

(Thousand Pesos)

Judged information

Final printing

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REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	TOTAL ASSETS	185,761,992	100	175,509,732	100

2	CURRENT ASSETS	39,624,975	21	38,060,368	22
3	CASH AND SHORT-TERM INVESTMENTS	10,188,297	5	13,264,853	8
4	ACCOUNTS RECEIVABLE, NET	16,805,105	9	17,911,515	10
5	OTHER ACCOUNTS RECEIVABLE, NET	10,091,359	5	4,110,660	2
6	INVENTORIES	898,723	0	1,169,447	1
7	OTHER CURRENT ASSETS	1,641,491	1	1,603,893	1
8	LONG - TERM	833,381	0	944,148	1
9	ACCOUNTS RECEIVABLE, NET	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND AFFILIATES NON-CONSOLIDATED	690,862	0	822,225	0
11	OTHER INVESTMENTS	142,519	0	121,923	0
12	PLANT, PROPERTY AND EQUIPMENT, NET	121,061,873	65	127,405,935	73
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL EQUIPMENT	300,040,549	162	277,569,441	158
15	OTHER EQUIPMENTS	0	0	0	0
16	ACCUMULATED DEPRECIATION	179,823,252	97	155,982,669	89
17	CONSTRUCTIONS IN PROGRESS	844,576	0	5,819,163	3
18	DEFERRED ASSETS, NET	668,768	0	809,938	0
19	OTHER ASSETS	23,572,995	13	8,289,343	5

20	TOTAL LIABILITIES	106,112,590	100	111,911,532	100

21	CURRENT LIABILITIES	37,242,233	35	33,153,220	30
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	11,174,031	11	11,325,237	10
24	STOCK MARKET LOANS	9,087,969	9	174,526	0
25	TAXES PAYABLE	1,259,932	1	4,165,612	4
26	OTHER CURRENT LIABILITIES	15,720,301	15	17,487,845	16
27	LONG - TERM LIABILITIES	48,416,162	46	57,266,014	51
28	BANK LOANS	12,876,162	12	22,712,160	20
29	STOCK MARKET LOANS	35,540,000	33	34,553,854	31
30	OTHER LOANS	0	0	0	0
31	DEFERRED CREDITS	20,454,195	19	13,495,846	12
32	OTHER LIABILITIES	0	0	7,996,452	7

33	CONSOLIDATED STOCKHOLDERS' EQUITY	79,649,402	100	63,598,200	100

34	MINORITY INTEREST	0	0	0	0
35	MAJORITY INTEREST	79,649,402	100	63,598,200	100
36	CONTRIBUTED CAPITAL	39,102,131	49	40,202,981	63
37	CAPITAL STOCK (NOMINAL)	302,730	0	319,428	1
38	RESTATEMENT OF CAPITAL STOCK	27,388,115	34	28,472,267	45
39	PREMIUM ON SALES OF SHARES	11,411,286	14	11,411,286	18
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	40,547,271	51	23,395,219	37
42	RETAINED EARNINGS AND CAPITAL RESERVE	79,030,985	99	77,350,801	122
43	RESERVE FOR REPURCHASE OF OWN SHARES	0	0	0	0
44	EXCESS (SHORTFALL) FROM RESTATEMENT OF STOCKHOLDERS' EQUITY	(60,933,477)	(77)	(74,302,300)	(117)
45	NET INCOME	22,449,763	28	20,346,718	32

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Judged information

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
3	CASH AND SHORT- TERM INVESTMENTS	10,188,297	100	13,264,853	100
46	CASH	1,088,135	11	1,089,563	8
47	SHORT-TERM INVESTMENTS	9,100,162	89	12,175,290	92

18	DEFERRED ASSETS, NET	668,768	100	809,938	100
48	AMORTIZED OR REDEEMED EXPENSES	586,933	88	627,947	78
49	GOODWILL	81,835	12	181,991	22
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0

21	CURRENT LIABILITIES	37,242,233	100	33,153,220	100
52	FOREIGN CURRENCY LIABILITIES	18,961,420	51	11,321,216	34
53	MEXICAN PESOS LIABILITIES	18,280,813	49	21,832,004	66

24	STOCK MARKET SHORT-TERM SECURITIES	9,087,969	100	174,526	100
54	COMMERCIAL PAPER	0	0	174,526	100
55	MEDIUM-TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF SECURITIES	9,087,969	100	0	0

26	OTHER CURRENT LIABILITIES	15,720,301	100	17,487,845	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	15,720,301	100	17,487,845	100

27	LONG - TERM LIABILITIES	48,416,162	100	57,266,014	100
59	FOREIGN CURRENCY LIABILITIES	40,966,162	85	48,167,162	84
60	MEXICAN PESOS LIABILITIES	7,450,000	15	9,098,852	16

29	STOCK MARKET LONG-TERM SECURITIES	35,540,000	100	34,553,854	100
61	BONDS	35,540,000	100	34,553,854	100
62	MEDIUM-TERM NOTES	0	0	0	0

30	OTHER LOANS	0	100	0	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0

31	DEFERRED CREDITS	20,454,195	100	13,495,846	100
65	GOODWILL	0	0	0	0
66	DEFERRED TAXES	20,454,195	100	13,495,846	100
67	OTHERS	0	0	0	0

32	OTHER LIABILITIES	0	100	7,996,452	100
68	RESERVES	0	0	7,996,452	100
69	OTHERS LIABILITIES	0	0	0	0

44	EXCESS (SHORTFALL) FROM RESTATEMENTS OF STOCKHOLDERS' EQUITY	(60,933,477)	100	(74,302,300)	100
70	ACCUMULATED MONETARY POSITION INCOME	(12,921,109)	21	(12,921,105)	17
71	RESULT FROM HOLDING NON-MONETARY ASSETS	(48,012,368)	79	(61,381,195)	83

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousand Pesos)

Judged information

Final printing

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REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	2,382,742	4,907,148
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	7,996,452
74	EXECUTIVES (*)	133	139
75	EMPLOYEES (*)	11,337	11,659
76	WORKERS (*)	50,633	51,977
77	OUTSTANDING SHARES (*)	12,109,205,252	12,777,101,725
78	REPURCHASE OF OWN SHARES (*)	672,214,910	388,651,400

(*)	THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO DECEMBER 31, 2003 & 2002 -

(Thousand Pesos)

Judged information

Final printing

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REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	116,847,959	100	117,240,676	100
2	COST OF SALES AND SERVICES	60,063,108	51	58,873,313	50
3	GROSS INCOME	56,784,851	49	58,367,363	50
4	OPERATING COSTS	17,246,360	15	17,205,924	15
5	OPERATING INCOME	39,538,491	34	41,161,439	35
6	COMPREHENSIVE FINANCING COST	4,069,968	3	6,694,670	6
7	INCOME AFTER COMPREHENSIVE FINANCING COST	35,468,523	30	34,466,769	29
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	35,468,523	30	34,466,769	29
10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	12,840,068	11	13,858,332	12
11	INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	22,628,455	19	20,608,437	18
12	EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATES	(178,692)	0	(261,719)	0
13	INCOME FROM CONTINUOUS OPERATIONS	22,449,763	19	20,346,718	17
14	INCOME FROM DISCONTINUOUS OPERATIONS, NET	0	0	0	0
15	NET INCOME BEFORE EXTRAORDINARY ITEMS	22,449,763	19	20,346,718	17
16	EXTRAORDINARY ITEMS NET EXPENDITURES (REVENUES)	0	0	0	0
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET INCOME	22,449,763	19	20,346,718	17
19	MINORITY INTEREST	0	0	0	0
20	MAJORITY INTEREST	22,449,763	19	20,346,718	17

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Judged information

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	116,847,959	100	117,240,676	100
21	DOMESTIC	114,523,397	98	114,608,130	98
22	FOREIGN	2,324,562	2	2,632,546	2
23	TRANSLATION INTO DOLLARS (***)	210,632	0	255,763	0

6	COMPREHENSIVE FINANCING COST	4,069,968	100	6,694,670	100
24	INTEREST EXPENSE	5,578,731	137	6,286,166	94
25	EXCHANGE LOSS	3,132,967	77	4,621,501	69
26	INTEREST INCOME	2,989,762	73	1,306,658	20
27	EXCHANGE GAIN	0	0	0	0
28	INCOME DUE TO MONETARY POSITION	(1,651,968)	(41)	(2,906,339)	(43)
42	RESTATEMENT OF UDIS'S LOSS	0	0	0	0
43	RESTATEMENT OF UDIS'S PROFIT	0	0	0	0

8	OTHER FINANCIAL OPERATIONS	0	100	0	100
29	OTHER INCOME AND EXPENSES, NET	0	0	0	0
30	LOSS (PROFIT) ON SALE OF OWN SHARES	0	0	0	0
31	LOSS (PROFIT) ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	12,840,068	100	13,858,332	100
32	INCOME TAX	9,643,360	75	11,062,011	80
33	DEFERRED INCOME TAX	611,511	5	(325,441)	(2)
34	EMPLOYEE PROFIT SHARING	2,585,197	20	3,121,762	23
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***)	THOUSAND DOLLARS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousand Pesos)

Judged information

Final printing

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REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
36	TOTAL REVENUES	116,847,958	117,240,675
37	NET INCOME	0	0
38	OPERATING REVENUES (**)	116,847,959	117,240,676
39	OPERATING INCOME (**)	39,538,491	41,161,439
40	NET INCOME OF MAJORITY INTEREST (**)	22,449,763	20,346,718
41	NET INCOME (**)	22,449,763	20,346,718

(**)	INFORMATION OF THE PAST TWELVE MONTHS

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   MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM OCTOBER 01 TO DECEMBER 31, 2003 & 2002 -

(Thousand Pesos)

Judged information

Final printing

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REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	30,182,760	100	30,540,703	100
2	COST OF SALES AND SERVICES	15,425,912	51	14,537,662	48
3	GROSS INCOME	14,756,848	49	16,003,041	52
4	OPERATING COST	4,233,820	14	4,812,213	16
5	OPERATING INCOME	10,523,028	35	11,190,828	37
6	COMPREHENSIVE FINANCING COST	1,225,830	4	833,679	3
7	INCOME AFTER COMPREHENSIVE FINANCING COST	9,297,198	31	10,357,149	34
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	9,297,198	31	10,357,149	34
10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,673,663	12	4,753,238	16
11	INCOME AFTER INCOME TAX AND EMPLOYEE PROFIT SHARING	5,623,535	19	5,603,911	18
12	EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATES	(38,905)	0	(109,716)	0
13	INCOME FROM CONTINUOUS OPERATIONS	5,584,630	19	5,494,195	18
14	INCOME FROM DISCONTINUOUS OPERATIONS, NET	0	0	0	0
15	NET INCOME BEFORE EXTRAORDINARY ITEMS	5,584,630	19	5,494,195	18
16	EXTRAORDINARY ITEMS NET EXPENDITURES (REVENUES)	0	0	0	0
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET INCOME	5,584,630	19	5,494,195	18
19	MINORITY INTEREST	0	0	0	0
20	MAJORITY INTEREST	5,584,630	19	5,494,195	18

---

    MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME, FOURTH QUARTER

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Judged information

Final printing

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REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	30,182,760	100	30,540,703	100
21	DOMESTIC	29,237,205	97	30,224,048	99
22	FOREIGN	945,555	3	316,655	1
23	TRANSLATION INTO DOLLARS (***)	83,230	0	29,658	0

6	COMPREHENSIVE FINANCING COST	1,225,830	100	833,679	100
24	INTEREST EXPENSE	1,188,608	97	1,364,045	164
25	EXCHANGE LOSS	965,629	79	654,346	78
26	INTEREST INCOME	357,838	29	477,256	57
27	EXCHANGE GAIN	0	0	0	0
28	INCOME DUE TO MONETARY POSITION	(570,569)	(47)	(707,456)	(85)
42	RESTATEMENT OF UDI'S LOSS	0	0	0	0
43	RESTATEMENT OF UDI'S PROFIT	0	0	0	0

8	OTHER FINANCIAL OPERATIONS	0	100	0	100
29	OTHER INCOME AND EXPENSES, NET	0	0	0	0
30	LOSS (PROFIT) ON SALE OF OWN SHARES	0	0	0	0
31	LOSS (PROFIT) ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,673,663	100	4,753,238	100
32	INCOME TAX	1,914,511	52	2,611,472	55
33	DEFERRED INCOME TAX	961,956	26	1,361,647	29
34	EMPLOYEE PROFIT SHARING	797,196	22	780,119	16
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***)	THOUSANDS OF DOLLARS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO DECEMBER 31, 2003 & 2002 -

(Thousand Pesos)

Judged information

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	NET INCOME	22,449,763	20,346,718
2	ADD (DEDUCT) ITEMS NOT REQUIRING THE USE OF RESOURCES	21,483,641	20,399,001
3	CASH FLOW FROM NET INCOME FOR THE YEAR	43,933,404	40,745,719
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(11,960,120)	(2,832,306)
5	RESOURCES PROVIDED BY OPERATING ACTIVITIES	31,973,284	37,913,413
6	CASH FLOW FROM OUTSIDE FINANCING	(87,614)	(7,885,128)
7	CASH FLOW FROM OWN FINANCING	(19,055,826)	(13,949,460)
8	RESOURCES PROVIDED BY FINANCING ACTIVITIES	(19,143,440)	(21,834,588)
9	RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	(15,906,400)	(12,501,194)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(3,076,556)	3,577,631
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	13,264,853	9,687,222
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	10,188,297	13,264,853

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Judged information

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
2	ADD (DEDUCT) ITEMS NOT REQUIRING THE USE OF RESOURCES	21,483,641	20,399,001
13	(+)DEPRECIATION AND AMORTIZATION FOR THE YEAR	20,693,438	20,346,493
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	0	0
40	(+) OHTER ITMES NOT CONSIDERED FOR EBITDA CALCULATION	790,203	52,508

4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(11,960,120)	(2,832,306)
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	1,106,410	740,694
19	+(-) DECREASE (INCREASE) IN INVENTORIES	270,724	(192,555)
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	(7,621,983)	1,066,046
21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(5,715,271)	(4,446,491)

6	CASH FLOW FROM OUTSIDE FINANCING	(87,614)	(7,885,128)
23	+ SHORT-TERM BANK FINANCING AND DEBT SECURITIES	35,460,990	16,693,576
24	+ LONG-TERM BANK FINANCING AND DEBT SECURITIES	0	175,318
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	1,862,228	3,109,473
27	(-) BANK FINANCING AMORTIZATION	(36,393,107)	(26,717,344)
28	(-) DEBT SECURITIES AMORTIZATION	(1,017,725)	(1,146,151)
29	(-) OTHER FINANCING AMORTIZATION	0	0

7	CASH FLOW FROM OWN FINANCING	(19,055,826)	(13,949,460)
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	(1,100,850)	(630,046)
31	(-) DIVIDENS PAID	(7,622,589)	(7,497,895)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(10,332,387)	(5,821,519)

9	RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	(15,906,400)	(12,501,194)
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	(37,742)	(82,197)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(11,078,283)	(12,214,544)
36	(-) INCREASE IN CONSTRUCTIONS IN PROCESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	(4,790,375)	(204,453)

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

RATIOS

- CONSOLIDATED INFORMATION -

(Thousand Pesos)

Final printing

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REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD
1	NET INCOME TO OPERATING REVENUES	19.21%		17.35%
2	NET INCOME TO STOCKHOLDERS' EQUITY (**)	28.19%		31.99%
3	NET INCOME TO TOTAL ASSETS ( **)	12.09%		11.59%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	37.46%		29.04%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	7.36%		14.28%
	ACTIVITY
6	OPERATING REVENUES TO TOTAL ASSETS (**)	0.63	times	0.67	times
7	OPERATING REVENUES TO FIXED ASSETS (**)	0.97	times	0.92	times
8	INVENTORIES ROTATION (**)	66.83	times	50.34	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	45	days	48	days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	8.12%		9.14%
	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	57.12%		63.76%
12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.33	times	1.76	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	56.48%		53.16%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	39.99%		44.95%
15	OPERATING INCOME TO INTEREST EXPENSE	7.09	times	6.55	times
16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.10	times	1.05	times
	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.06	times	1.15	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.04	times	1.11	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.37	times	0.34	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	27.36%		40.01%
	STATEMENT OF CHANGES IN FINANCIAL POSITION
21	CASH FLOW FROM NET INCOME TO OPERATING REVENUES	37.60%		34.75%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO OPERATING REVENUES	(10.24)%		(2.42)%
23	RESOURCES PROVIDED BY OPERATING ACTIVITIES TO INTEREST EXPENSES	5.73	times	6.03	times
24	OUTSIDE FINANCING TO RESOURCES PROVIDED BY FINANCING ACTIVITIES	0.46%		36.11%
25	OWN FINANCING TO RESOURCES PROVIDED BY FINANCING ACTIVITIES	99.54%		63.89%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	69.65%		97.71%

(**)	INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousand Pesos)

Judged information

Final printing

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REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
1	BASIC INCOME PER ORDINARY SHARE (**)	1.81		$1.59	$
2	BASIC INCOME PER PREFERENT SHARE (**)	0.00		$0.00	$
3	INCOME PER DILUTED SHARE (**)	0.00		$0.00	$
4	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	1.81		$1.59	$
5	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
6	EFFECT OF EXTRAORDINARY INCOME ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
8	CARRYING VALUE PER SHARE	6.58		$4.98	$
9	ACUMULATED CASH DIVIDEND PER SHARE	0.63		$0.59	$
10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	2.71	times	3.30	times
12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	9.84	times	10.34	times
13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**)	INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Judged information

Consolidated

Final printing

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Results

Operating

  Total lines in service, line equivalents and Internet access accounts increased 10.2% compared with the previous year
  Lines in service increased 8.6% compared with 2002
  In the data transmission business, line equivalents in operation increased 13.4%
  Internet access accounts increased 24.6% in 2003
  Local traffic increased 3.2% during the year
  DLD traffic had an annual increase of 7.2%
  ILD traffic decreased 8.3% in 2003

Financial

  Operating revenues totaled 116,848 million pesos, 0.3% lower than in 2002
  Operating margin was 33.8% and the EBITDA margin was 51.6% for 2003
  Net income rose to 22,450 million pesos for the full year, 10.3% higher than last year
  Earnings per share were 0.46 pesos and 0.82 dollars per ADR in the quarter and 1.85 pesos per share and 3.30 dollars per ADR for the full year
  Total debt in dollars decreased 4.7% compared with 2002
  Debt-to-capitalization ratio was 46.3% at year-end 2003

Operating results

Expansion of the telecommunications infrastructure

The investments that TELMEX carried out in 2003 totaled 995.7 million dollars and increased its installed capacity in an important manner, that is the case of installed lines that at the end of the year they reached 17 million 202 thousand lines. The installed Internet access services totaled 2 million 54 thousand services.

Local

At year-end 2003, TELMEX had 15,683,264 fixed lines in service, an annual increase of 8.6% with a net addition of 327,478 lines in the fourth quarter. This gain was 13.6% higher than the fourth quarter of 2002. During the year, 1,236,828 lines were added, 15.1% more than in 2002. Of total lines in service, 639,190 belong to Multifon Hogar, and this amount was three times higher than in 2002.

In the fourth quarter, penetration of digital services was 35.0%, 4.8 percentage points higher than the same quarter of 2002. Total lines with at least one digital service were 5,488,497.

Free voice mail was launched in the first quarter of 2003 and at year-end, there were 5,355,128 free voice mails in operation.

During the quarter, 6,668 million local calls were made, 2.8% higher than the same quarter of last year. For the full year, total call traffic increased 3.2%, totaling 26,494 million calls.

Interconnection traffic totaled 6,568 million minutes during the quarter, 12.8% more than the fourth quarter of 2002. For the full year, interconnection traffic totaled 25,790 million minutes, 19.1% higher than in 2002.

Long distance

In the fourth quarter, domestic long distance traffic totaled 3,763 million minutes, 0.9% higher than the same period of 2002. For the full year, domestic long distance minutes rose to 15,376 million, an annual increase of 7.2%.

International long distance traffic surged in the fourth quarter by totaling 1,406 million minutes an increase of 54.1% compared with the same period of the previous year. For the full year, international long distance minutes totaled 4,513 million, 8.3% lower than in 2002.

Data

In 2003, TELMEX had 1,452,338 Internet access accounts, an annual increase of 24.6%. The gain in accounts during the fourth quarter was 79,823. During the year, 286,937 Internet access accounts were added, an increase of 13.7% compared with 2002.

In the fourth quarter, 27,637 users were added to broadband service ADSL (Prodigy Infinitum), reaching 179,293 services at year-end 2003, 169.3% more than in 2002. Prodigy Infinitum accounts represented 12.4% of total accounts in service.

At December 31, 2003 Internet service penetration including broadband services, in respect to total lines in service was 9.3%, 1.2 percentage points more than the same period of the previous year.

In the corporate market of data transmission, TELMEX operated 2,291,111 line equivalents at the end of the fourth quarter; an increase of 13.4% compared with the same period of 2002. In the fourth quarter, the gain of line equivalents for data transmission rose to 113,582. The annual gain was of 270,319 line equivalents.

Consolidated Financial Results

Revenues

In the fourth quarter, total revenues were 30,183 million pesos, a decrease of 1.2%, compared with the same period of the previous year. For the full year, revenues totaled 116,848 million pesos, a decrease in real terms of 0.3% compared with 2002.

  Local: revenues decreased 4.0% in the fourth quarter and 2.5% for the full year.
  DLD: these revenues decreased 1.7% in the fourth quarter. For the full year, these revenues increased 1.5%.
  ILD: revenues increased 18.2% compared with the fourth quarter of 2002 and for the full year, they decreased 8.2%. The increase in the fourth quarter was due to more incoming traffic.
  Data: revenues related to Internet services, rent and installation of line equivalents and value-added services related to data transmission increased 4.7% in the fourth quarter compared with the same period of 2002 and 5.4% for the full year. These revenues were approximately 3,654 million pesos in the fourth quarter and 13,646 million pesos in 2003.
  Interconnection: revenues increased 2.5% compared with the fourth quarter of 2002 and 8.6% for the full year. This growth was the result of lower growth in Calling Party Pays traffic and the one originated by long distance operators.
  Others: these revenues are mainly comprised by advertising sales of yellow pages as well as for sales in Tiendas TELMEX (TELMEX Stores) that decreased 7.1% in the fourth quarter and 1.3% in 2003.

Costs and Expenses

Cash costs and expenses totaled 14,181 million pesos in the fourth quarter, a decrease of 3.7% compared with the same period of the previous year. For the full year, total cash costs and expenses rose to 56,615 million pesos, 1.6% more than the same period of 2002.

  Cost of sales and services: increased 1.3% in the fourth quarter and 1.8% for the full year. Both increases were due to higher pensions and seniority premiums, the increase in electricity rates and higher costs for telephone sets and PC's.

  Commercial, administrative and general expenses: decreased 12% in the fourth quarter due to the control on uncollectables and advertising expenses. For the full year, these expenses remained flat.

  Interconnection: decreased 1.9% compared with last year's fourth quarter and increased 3.0% for the full year.

  Depreciation and Amortization: presented an adjustment of 18.6% in the fourth quarter that was mainly due to the variation of the exchange rate. For the full year, the increase was of 1.7%.

EBITDA and Operating Income

In the fourth quarter, EBITDA totaled 16,002 million pesos, 1.2% higher than the same period of 2002 and for the full year, EBITDA totaled 60,233 million pesos, 2.1% lower than the previous year. Operating income in the fourth quarter totaled 10,523 million pesos, 6.0% lower than the same period of the previous year and for the full year, operating income decreased 3.9% totaling 39,539 million pesos.

Comprehensive Financing Cost

Comprehensive financing cost was 1,226 million pesos during the fourth quarter due to an exchange loss of 970 million pesos resulting from the depreciation of the peso versus the US dollar of 2.8% during the quarter. Net Interest showed a charge of 829 million pesos and a gain of 573 million pesos was generated in the monetary position. Comprehensive financing cost for the full year totaled 4,070 million pesos, 39.2% lower than in 2002.

Net Income

Net income in the fourth quarter totaled 5,585 million pesos, 1.7% higher than the same period of 2002. For the full year, net income rose to 22,450 million pesos, an increase of 10.3% compared with 2002.

Repurchase of Shares

From October 1st to December 31st, TELMEX repurchased 181,325,600 of its own shares representing 1.5% of outstanding shares at September 30. TELMEX's earnings per share for the fourth quarter, based on the number of shares outstanding at period end, were 0.46 pesos and 1.85 pesos for the full year.

Debt

At December 31, 2003 total debt, short-term and long-term equaled 6.112 billion dollars a decrease of 4.7% from 6.413 billion dollars in December 2002. Without considering hedges, 87.3% of total debt was foreign-denominated and at the end of December, currency hedges covered 585 million dollars of the total debt. Additionally, interest rate swaps were carried out for 12,390 million pesos producing a new fixed rate of 9.2% and 1.1 billion dollars with a fixed rate of 2.4%, with average maturities of 6 years for swaps denominated in pesos and 5 years for swaps denominated in dollars. After the interest rate swaps, fixed rate debt represents 93.1% of total debt.

Local Service Business
Income statements (Millions of Mexican pesos as of December 2003)	4Q2003	4Q2002	% Increase	12 months 2003	12 months 2002	% Increase
Operating revenues
Access, rent and measured service	$13,297	$13,761	(3.4)	$53,722	$55,080	(2.5)
Recovery of LADA special projects	505	460	9.8	1,816	1,801	0.8
LADA interconnection	968	878	10.3	3,492	3,496	(0.1)
Interconnection with operators	312	244	27.9	1,064	877	21.3
Interconnection with cellular	4,063	4,024	1.0	16,501	15,302	7.8
Other	2,297	2,428	(5.4)	8,646	8,483	1.9
Total	21,442	21,795	(1.6)	85,241	85,039	0.2

Operating costs and expenses
Cost of sales and services	4,836	5,075	(4.7)	18,737	18,631	0.6
Commercial, administrative and general	3,307	3,347	(1.2)	14,254	14,251	0.0
Interconnection	3,041	3,102	(2.0)	12,273	11,913	3.0
Depreciation and amortization	3,806	3,202	18.9	14,067	13,797	2.0
Total	14,990	14,726	1.8	59,331	58,592	1.3

Operating income	$6,452	$7,069	(8.7)	$25,910	$26,447	(2.0)

EBITDA	$10,258	$10,271	(0.1)	$39,977	$40,244	(0.7)
EBITDA Margin (%)	47.8	47.1	0.7	46.9	47.3	(0.4)
Operating Margin (%)	30.1	32.4	(2.3)	30.4	31.1	(0.7)

Comments on local financial results

The local service income statement, prepared in accordance with accounting separation principles, shows that revenues for the fourth quarter decreased 1.6% compared with the same period of the previous year. This result was due to the decrease of measured service rates in real terms, partially offset by higher interconnection revenues. For the full year, local revenues had an annual increase of 0.2% totaling 85,241 million pesos.

Operating costs and expenses increased 1.8% compared with the fourth quarter of 2002. This result was due to higher depreciation derived from the variation of the peso to the US dollar, partially offset by a decrease of 4.7% and 1.2% in cost of sales and services and commercial, administrative and general expenses, respectively. Additionally, costs related to interconnection decreased 2.0% in the fourth quarter. For the full year, total operating costs and expenses increased 1.3% totaling 59,331 million pesos

In the fourth quarter, operating income decreased 8.7% totaling 6,452 million pesos and EBITDA totaled 10,258 million pesos, similar to the amount registered in the same period of 2002. For the full year, operating income decreased 2.0% and EBITDA decreased 0.7%, totaling 25,910 and 39,977 million pesos, respectively.

Long distance business
Income statements (Millions of Mexican pesos as of December 2003)	4Q2003	4Q2002	% Increase	12 months 2003	12 months 2002	% Increase
Operating revenues
Domestic long distance	$4,100	$4,483	(8.5)	$17,124	$17,412	(1.7)
International long distance	2,005	1,654	21.2	7,389	8,016	(7.8)
Total	6,105	6,137	(0.5)	24,513	25,428	(3.6)

Operating costs and expenses
Cost of sales and services	994	1,287	(22.8)	4,521	4,775	(5.3)
Commercial, administrative and general	1,391	1,480	(6.0)	5,027	5,069	(0.8)
Interconnection to the local network	906	837	8.2	3,320	3,342	(0.7)
Cost of LADA special projects	468	435	7.6	1,711	1,709	0.1
Depreciation and amortization	629	537	17.1	2,787	2,573	8.3
Total	4,388	4,576	(4.1)	17,366	17,468	(0.6)

Operating income	$1,717	$1,561	10.0	$7,147	$7,960	(10.2)

EBITDA	$2,346	$2,098	11.8	$9,934	$10,533	(5.7)
EBITDA Margin (%)	38.4	34.2	4.2	40.5	41.4	(0.9)
Operating Margin (%)	28.1	25.4	2.7	29.2	31.3	(2.1)

Comments on Long Distance Financial Results

The long distance income statement prepared in accordance with accounting separation principles shows that long distance revenues decreased 0.5% in the fourth quarter. The decrease in revenues was due the reduction of domestic and international long distance rates in real terms, partially offset by a recovery in international long distance traffic. For the full year, long distance revenues totaled 24,513 million pesos, a decrease of 3.6% compared with the previous year.

Operating costs and expenses in the fourth quarter decreased 4.1% compared with the same period of last year. This decrease is the result of the strict control on cost of sales and services that decreased 22.8% as well as in commercial, administrative and general expenses that also decreased 6.0%. Depreciation increased 17.1% because of the variation of the peso to the US dollar. For the full year, operating costs and expenses decreased 0.6%, totaling 17,366 million pesos.

Operating income increased 10.0% and EBITDA increased 11.8% in the fourth quarter totaling 1,717 and 2,346 million pesos, respectively. For the full year, operating income decreased 10.2% totaling 7,147 million pesos and EBITDA decreased 5.7% totaling 9,934 million pesos.

Definition

TELMEX, is a corporation made up of Telefonos de Mexico, S.A. de C.V., its subsidiaries and affiliates, provides telecommunications services throughout the country. In addition to other services, this includes operation of the nation's most complete local, domestic and international long distance networks. Additionally, TELMEX offers services like connectivity, Internet access, colocation, web hosting, production and distribution of telephone directories and interconnection services to other telecommunications operators

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 & 2002

(Thousand Pesos)

Judged information

Consolidated

Final printing

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TELEFONOS DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(thousands of Mexican pesos with purchasing power at December 31, 2003)

1. Description of the business and significant accounting policies

I. Description of business

Telefonos de Mexico, S.A. de C.V. and its subsidiaries (collectively "the Company" or "TELMEX") provide telecommunications services, primarily in Mexico.

TELMEX obtains its revenues primarily from telecommunications services, including domestic and international long-distance and local telephone services, data transmission, Internet services and the interconnection of our customers with cellular networks, as well as the interconnection of domestic long-distance operators', cellular telephone companies' and local service operators' networks with the TELMEX local network. The Company also obtains revenues from other activities related to its telephone operations, such as the sale of advertising in the published telephone directory and the sale of telephone equipment.

The amended Mexican government concession under which the Company operates was signed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. The concession defines, among other things, the quality standards for telephone service and establishes the basis for regulating rates.

Under the concession, the Company's rates for basic telephone services are subject to a ceiling on the price of a "basket" of such services, weighted to reflect actual volume of each service during the preceding period. Within this aggregate price cap, the Company is free to determine the structure of its own rates. Approval of the Ministry of Communications and Transportations (S.C.T.) is not required for rates to take effect, although the Company must publish its rates and register them with the Ministry. In March 1999, the Federal Telecommunications Commission (COFETEL) established a four-year productivity factor of 1.11% per quarter that was applied to the price cap for the period from 1999 to 2002, as well as an initial adjustment of 1% in the rates for basic services applied since March 1999. In January 2003, the COFETEL established a new annual 3% four-year productivity factor that will be applied quarterly to the price cap for the period from 2003 to 2006.

II. Significant accounting policies

The significant accounting policies and practices followed in the preparation of these financial statements are described below:

a) Consolidation

The consolidated financial statements include the accounts of Telefonos de Mexico, S.A. de C.V. and its subsidiaries, all of which are wholly owned, except for one in which the Company holds an equity interest of 83.4%. Related minority interest is not significant to these financial statements. All the companies operate in the telecommunications sector or they provide services to companies operating in this sector.

All significant intercompany accounts and transactions have been eliminated in consolidation.

1. Description of the business and significant accounting policies (continued)

b) Recognition of revenues

Revenues are recognized as they accrue.

Local service revenues are derived from new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers.

Interconnection service revenues include charges for interconnecting fixed-system users with cellular users, as well as the interconnection of domestic long-distance operators', cellular telephone companies' and local service operators' networks with the TELMEX local network.

Revenues from domestic and international long-distance telephone services are determined on the basis of the duration of the calls and the type of service used. All these services are billed monthly, based on the rates authorized by the S.C.T., through the COFETEL. Domestic long-distance service revenues include data transmission and Internet service revenues. International long-distance service revenues include the revenues earned under agreements with foreign telephone service operators for the use of facilities in interconnecting international calls. These agreements specify the rates for the use of such international interconnecting facilities. These service revenues represent the net settlement between the parties.

Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card. In 2003, the Company began to defer its revenues from prepaid Internet plans. The effects of this policy change represented a decrease in revenues of approximately Ps. 176,000.

c) Recognition of the effects of inflation on financial information

The Company recognizes the effects of inflation on financial information as required by Mexican Accounting Principles Bulletin B-10, "Accounting recognition of the effects of inflation on financial information", issued by the Mexican Institute of Public Accountants (MIPA). Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant Mexican pesos as of December 31, 2003. The December 31, 2003 restatement factor applied to the financial statements at December 31, 2002 was 1.0398, which corresponds to inflation from January 1 through December 31, 2003, based on the Mexican National Consumer Price Index (NCPI) published by Banco de Mexico (the Central Bank).

Plant, property and equipment and construction in progress were restated as described in Note 4. Telephone plant and equipment depreciation is computed on the restated investment using the composite group method. All other assets are depreciated using the straight-line method based on the estimated useful lives of the related assets.

1. Description of the business and significant accounting policies (continued)

c) Recognition of the effects of inflation on financial information (concluded)

Inventories for the operation of the telephone plant are valued at average cost and are restated on the basis of specific indexes. The stated value of inventories is similar to replacement value, not in excess of market.

Other nonmonetary assets were restated using adjustment factors obtained from the NCPI.

Capital stock, premium on sale of shares, and retained earnings were restated using adjustment factors obtained from the NCPI.

Other accumulated comprehensive income items includes the deficit from restatement of stockholders' equity, which consists of the accumulated monetary position loss at the time the provisions of Bulletin B-10 were first applied, which was Ps. 12,921,109, and of the result from holding nonmonetary assets, which represents the net difference between restatement by the specific indexation method (see Note 4) and restatement based on the NCPI.

The net monetary gain represents the impact of inflation on monetary assets and liabilities. The net monetary gain of each year is included in the statements of income as a part of the comprehensive financing cost.

Bulletin B-12, "Statement of changes in financial position", specifies the appropriate presentation of the statement of changes in financial position based on financial statements restated in constant pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant pesos. In accordance with this Bulletin, monetary and foreign exchange gains and losses are not treated as noncash items in the determination of resources provided by operations.

d) Short-term investments and marketable securities

Short-term investments consist basically by time deposits in financial institutions with maturities of three months or less; marketable securities are represented by equity securities and corporate bonds for trading. Both are stated at market value.

e) Equity investments in affiliates

The investment in shares of affiliates is valued using the equity method. This accounting method consists basically of recognizing the investor's equity interest in the results of operations and in the stockholders' equity of investees at the time such results are determined (see Note 6).

1. Description of the business and significant accounting policies (continued)

f) Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are applied to income of the year.

g) Labor obligations

Pension and seniority premium costs are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method and financial hypotheses net of inflation, as required by Mexican Accounting Principles Bulletin D-3, "Labor obligations", issued by the MIPA (see Note 7). Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

h) Income tax and employee profit sharing

The Company provides for deferred taxes based on the requirements of Mexican Accounting Principles Bulletin D-4, "Accounting for income tax, asset tax and employee profit sharing", issued by the MIPA. Bulletin D-4 establishes the rules with respect to the determination and presentation of deferred income tax (deferred taxes). Basically, this Bulletin requires that deferred taxes be determined on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued. Accordingly, the provision for income tax includes both, the current year tax and the deferred portion. See Note 15 for additional information.

Deferred employee profit sharing is provided on temporary non-recurring differences with a known turnaround time.

i) Basis of translation of financial statements of foreign subsidiaries

The financial statements of the subsidiaries located in the United States of America (U.S.A.) were translated into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, "Transactions in foreign currency and translation of financial statements of foreign operations", issued by the MIPA, as follows:

All balance sheet amounts, except for stockholders' equity, were translated at the prevailing exchange rate at year-end; stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period. The effect of inflation and changes in exchange rates were not material and are presented as part of the result from holding non-monetary assets.

1. Description of the business and significant accounting policies (continued)

j) Comprehensive income

In conformity with Mexican Accounting Principles Bulletin B-4, "Comprehensive income", issued by the MIPA, the Company's comprehensive income consists of the net income for the year, plus the effects of current year deferred taxes, labor obligations and the result from holding non-monetary assets applied directly to stockholders' equity.

k) Earnings per share

TELMEX determined earnings per share in conformity with Mexican Accounting Principles Bulletin B-14, "Earnings per share", issued by the MIPA (see Note 14).

l) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

m) Concentration of risk

The Company invests a portion of its surplus cash in cash deposits in financial institutions with strong credit ratings and has established guidelines relating to diversification and maturities that maintain safety and liquidity. TELMEX does not believe it has significant concentrations of credit risks in its accounts receivable because it has a broad customer base.

n) Financial instruments

The Company observes the requirements of Mexican Accounting Principles Bulletin C-2, "Financial instruments", issued by the MIPA. Bulletin C-2 establishes the basic rules to be observed by issuers of and investors in financial instruments when valuing, presenting and disclosing these instruments in their financial information. Bulletin C-2 requires that financial instruments (derivatives) be recognized as assets and liabilities and that the determined gains and losses on such instruments be credited and charged, respectively, to income, except for effects of financial instruments (derivatives) which have been designed and actually function as asset and liability hedges.

To protect itself against fluctuations in interest and exchange rates, the Company uses derivatives such as interest-rate swaps and short-term exchange hedges. The determined gains or losses on these transactions are credited or charged to income using the accrual method, net of the gains or losses on the related liabilities covered (see Note 8).

1. Description of the business and significant accounting policies (concluded)

ñ) New accounting pronouncements

Mexican Accounting Principles Bulletin C-9, "Liabilities, provisions, contingent assets and liabilities and commitments", issued by the MIPA, went into effect on January 1, 2003. Bulletin C-9 establishes the rules for valuing, presenting and disclosing both liabilities and provisions. This pronouncement also establishes the specific rules for valuing and disclosing contingent assets and liabilities. It includes also the rules for disclosing commitments contracted by the Company in its day-to-day activities. The initial accumulated effect of applying this new accounting pronouncement and of creating the provision for vacations represented a charge to retained earnings at the beginning of the year of Ps. 711,599 (net of deferred taxes).

The requirements of Mexican Accounting Principles Bulletin B-5, "Segment financial information", issued by the MIPA, went into effect on March 14, 2003. Bulletin B-5 specifies that analytical financial information is to be disclosed by operating segment, as well as general information by products and services, by geographical area and similar customer groups (see Note 17).

The new Mexican Accounting Principles Bulletin C-12, "Accounting for certain financial instruments with characteristics of both liabilities and equity", issued by the MIPA, went into effect on January 1, 2004. Bulletin C-12 defines the basic differences between liabilities and stockholders' equity. Bulletin C-12 also establishes the rules for classifying and valuing the liability and equity components of combined instruments, as well as the rules for disclosing such financial instruments. TELMEX has not determined what effects the adoption of this bulletin might have, although they are not expected to be material.

The new Mexican Accounting Principles Bulletin C-15, "Accounting for the impairment or disposal of long-lived assets", issued by the MIPA, went into effect on January 1, 2004. Bulletin C-15 establishes criteria for determining whether there are any indications of impairment to the value of long-lived assets, tangible and intangible. Bulletin C-15 also defines the rules for computing and recognizing losses derived from the impairment of assets and their reversal, as well as for presenting and disclosing such assets. TELMEX has not determined what effects the adoption of this Bulletin might have, although they are not expected to be material.

o) Reclassifications

Certain amounts shown in the 2002 financial statements as originally issued have been reclassified for uniformity of presentation with 2003.

2. Marketable securities

At December 31, 2003, this caption includes U.S. $589 million (market value) related to bonds of MCI, Inc. (previously WorldCom, Inc.) (MCI) (face value of U.S. $1,759 million), a company that provides telecommunications services in the U.S.A. and that has sought U.S. Chapter 11 bankruptcy protection (U.S.$ 117 million in bonds and U.S.$ 5 million in shares at December 31, 2002). On October 31, 2003, the U.S. Bankruptcy Court approved MCI's business reorganization plan. In conformity with such plan, the Company expects to receive MCI common shares in exchange for the bonds. The number of shares to be received depends on several factors, including the total amount of valid claims and options exercised by other MCI creditors. Based on its present bond holdings and assuming there are no changes in the reorganization plan, the Company estimates that if the plan was implemented at the present time it would receive approximately 7.7% of MCI's capital stock.

At December 31, 2003, the Company included in its 2003 comprehensive financing cost, unrealized gains of Ps. 2,160,852 derived from an increase in the market value of its marketable securities (which includes Ps. 1,841,268 corresponding to MCI bonds). In 2002, this caption included unrealized losses derived from a decline in the value of shares of Ps. 1,123,365 (which includes Ps. 638,615 related to MCI stock). The realized net loss on the sale of equity securities in 2003 was Ps. 23,080 (realized net loss of Ps. 64,904 in 2002).

3. Accounts receivable

Accounts receivable consist of the following:

	2003	2002

Customers	Ps. 18,997,940	Ps.9,838,526
Net settlement receivables	701,622	436,465
Related parties	412,079	250,768
Other	1,622,014	1,775,280
	21,733,655	22,301,039
Less:
Allowance for doubtful accounts	2,192,834	1,927,011
Total	Ps. 19,540,821	Ps. 20,374,028

An analysis of activity in the allowance for doubtful accounts in the years ended December 31, 2003 and 2002 is as follows:

	2003	2002

Beginning balance at January 1	Ps. 1,927,011	Ps. 1,531,707
Increase through charge to expenses	967,398	965,918
Increase through charge to other accounts	405,656	415,298
Charges to allowance	(1,107,231)	(985,912)
Ending balance at December 31	Ps. 2,192,834	Ps. 1,927,011

4. Plant, property and equipment

a) Plant, property and equipment consist of the following:

	2003	2002

Telephone plant and equipment	Ps. 240,603,624	Ps. 221,822,979
Land and buildings	28,903,495	28,340,432
Computer equipment and other assets	30,533,430	27,406,030
	300,040,549	277,569,441
Less:
Accumulated depreciation	179,823,252	155,982,669
Net	120,217,297	121,586,772
Construction in progress and advances to equipment suppliers	844,576	5,819,163
Total	Ps. 121,061,873	Ps. 127,405,935

Included in plant, property and equipment are the following assets held under capital leases:

	2003	2002

Assets under capital leases	Ps. 4,242,547	Ps. 4,256,047
Less accumulated depreciation	1,064,263	578,657
	Ps. 3,178,284	Ps. 3,677,390

b) Through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the National Banking and Securities Commission (NBSC).

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to present plant, property and equipment in the financial statements. This caption was restated as follows at December 31, 2003 and 2002:

  The December 31, 1996 appraised value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were restated based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (i.e., specific indexation factors).

  The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

4. Plant, property and equipment (concluded)

At December 31, 2003, approximately 57% (56% in 2002) of the value of the plant, property and equipment has been restated using specific indexation factors.

c) Following are the plant, property and equipment amounts at December 31, 2003 and 2002, restated on the basis of the 2003 NCPI (starting with the appraised values at December 31, 1996) to meet NBSC disclosure requirements with respect to the restatement of fixed assets based on specific indexation factors:

	2003	2002

Telephone plant and equipment	Ps. 269,167,479	Ps. 258,188,823
Land and buildings	28,903,495	28,340,432
Computer equipment and other assets	32,409,843	30,221,073
	330,480,817	316,750,328
Less:
Accumulated depreciation	207,471,874	186,853,457
Net	123,008,943	129,896,871
Construction in progress and advances to equipment suppliers	843,595	5,403,617
Total	Ps. 123,852,538	Ps. 135,300,488

d) Because of the progress and the technological advances in telecommunications equipment, the Company makes a periodic assessment of the estimated useful lives of its fixed assets, adjusting annual depreciation whenever it believes this to be appropriate. In 2003, the Company reduced the useful lives of certain assets, thereby increasing depreciation expense for 2003, as compared to 2002, by Ps. 842,502.

Depreciation of the telephone plant has been calculated at annual rates ranging from 3.3% to 16.7%. The rest of the Company's assets are depreciated at rates ranging from 3.3% to 33.3%. Depreciation charged to operating costs and expenses was Ps. 20,497,566 in 2003 and Ps. 20,132,648 in 2002.

5. Licenses

In May 1998, TELMEX acquired from the Mexican Government concessions to operate radio spectrum wave frequency bands to provide fixed wireless telephone services at a cost of Ps. 630,832. In December 1997, the Company also acquired from the Mexican Government concessions to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications at a cost of Ps. 188,857. These costs are being amortized over a period of twenty years.

5. Licenses (continued)

An analysis of licenses as of December 31, 2003 and 2002 is as follows:

	2003	2002

Investment	Ps. 819,689	Ps. 819,689
Accumulated amortization	232,756	191,742
Net	Ps. 586,933	Ps. 627,947

Amortization expense in each year was Ps. 41,014.

6. Equity investments

a) An analysis of the equity investment in affiliated and other companies at December 31, 2003 and 2002, together with a brief description, is as follows:

	2003	2002

Equity investments in:

The Telvista Company	Ps. 332,746	Ps. 393,847
Technology and Internet, LLC	217,691	265,390
Other	282,944	284,911
	833,381	944,148
Goodwill	653,066	653,066
Accumulated amortization	571,231	471,075
Goodwill, net	81,835	181,991
Total	Ps. 915,216	Ps. 1,126,139

TELMEX holds 45% of the capital stock of The Telvista Company which provides telemarketing services in the U.S.A.

TELMEX holds 50% of the capital stock of Technology and Internet, LLC, which has made investments in companies engaged in e-commerce, located basically in the U.S.A. and Latin America.

Total equity investments in affiliated companies during 2003 aggregated approximately U.S.$ 3 million, (approximately U.S.$ 7 million in 2002), mostly engaged in telecommunications activities. Goodwill generated on these investments was not material.

TELMEX's equity interest in the results of operations of affiliated companies represented a charge to operations of Ps. 178,692 in 2003 (charge of Ps. 261,719 in 2002).

6. Equity investments (continued)

b) On January 16, 2002, TELMEX, together with Forstmann Little & Co. (Forstmann Little), entered into a definitive agreement to make capital contributions of as much as U.S.$ 400 million each to XO Communications, Inc. (XO). The consummation of the agreement was dependent on, among other things, XO's complete restructuring of its balance sheet and the approval of the transaction by the competent authorities.

On October 14, 2002, TELMEX and Forstmann Little mutually agreed with XO to terminate the investment commitment, each paying XO U.S.$ 12.5 million, thus releasing all parties from any claim related to the commitment.

c) On October 23, 2003 TELMEX agreed to purchase most of the assets of AT&T Latin America Corp. (AT&T Latin America), a company engaged in providing telecommunications services to companies in Argentina, Brazil, Chile, Colombia and Peru. AT&T Latin America was in a business reorganization process under Chapter 11 of the U.S. Bankruptcy Law. The Bankruptcy Court approved the purchase on November 3, 2003. The purchase price, subject to certain contractual adjustments, was U.S.$ 171 million in cash, in addition to a debt of U.S.$ 36 million to be assumed by the Company. The transaction was subject to fulfillment of certain business conditions and regulatory approvals.

Subsequent event

On February 24, 2004, TELMEX concluded the acquisition of AT&T Latin America's assets, paying U.S.$ 194 million in cash and assuming a debt of U.S.$ 26 million.

7. Employee pensions and seniority premiums

Substantially all of the Company's employees are covered under defined benefits retirement and seniority premium plans.

Pension benefits are determined on the basis of compensations of employees in their final year of employment, their seniority, and their age at the time of retirement.

The Company has set up an irrevocable trust fund and adopted the policy of making annual contributions to such fund, which totaled Ps. 7,995,787 in 2003 and Ps. 5,134,806 in 2002. These contributions are deductible for Mexican corporate income tax purposes.

The transition liability, past services and variances in assumptions are being amortized over a period of twelve years, which is the estimated average remaining working lifetime of Company employees.

The most important information related to labor obligations is as follows.

Analysis of the net period cost:

	2003	2002

Labor cost	Ps.2,319,283	Ps.2,236,022
Financial cost of projected benefit obligation	4,933,208	4,622,023
Projected return on plan assets	(4,563,942)	(4,105,772)
Amortization of past service costs	1,144,515	1,144,515
Amortization of variances in assumptions	1,058,930	430,229
Net period cost	Ps. 4,891,994	Ps.4,327,017

An analysis of the projected benefit obligation is as follows:

	2003	2002

Actuarial present value of labor obligations:
Vested benefit obligations	Ps.33,575,366	Ps.34,593,524
Non-vested benefit obligations	42,296,164	35,032,047
Accumulated benefit obligation	75,871,530	69,625,571
Effect of salary projection	4,400,000	4,245,798
Projected benefit obligation	Ps.80,271,530	Ps.73,871,369

7. Employee pensions and seniority premiums (continued)

An analysis of the change in projected benefit obligation is as follows:

	2003	2002

Projected benefit obligation at beginning of year	Ps.73,871,369	Ps.69,382,898
Labor cost	2,319,283	2,236,022
Financial cost of projected benefit obligation	4,933,208	4,622,023
Actuarial loss	3,303,550	1,425,112
Benefits paid to participants	(4,155,880)	(3,794,686)
Projected benefit obligation at end of year	Ps. 80,271,530	Ps. 73,871,369

An analysis of the change in plan assets is as follows:

	2003	2002

Established fund at beginning of year	Ps. 61,629,119	Ps. 59,411,788
Projected return on plan assets	4,563,942	4,105,772
Actuarial gain (loss)	5,192,044	(7,023,247)
Contributions to trust fund	7,995,787	5,134,806
Established fund at end of year	Ps. 79,380,892	Ps. 61,629,119

An analysis of the liability for employee pensions and seniority premiums is as follows:

	2003	2002

Projected benefits in excess of plan assets	Ps. 890,638	Ps.12,242,250
Unamortized actuarial loss	(17,208,624)	(20,141,543)
Transition liability	(5,728,793)	(6,858,166)
Past services and changes in plan	(289,259)	(318,906)
Net projected asset	Ps.(22,336,038)	(15,076,365)
Additional minimum liability		23,072,817
Current net liability (accumulated benefit obligation net of plan assets)		Ps.7,996,452

7. Employee pensions and seniority premiums (continued)

An analysis of the effect on stockholders' equity is as follows:

	2003	2002

Additional minimum liability	Ps.	Ps.(23,072,817)
Intangible asset		7,177,072
Effect of labor obligations on stockholders' equity	Ps.	Ps.(15,895,745)

At December 31, 2003 the market value of the trust fund for pensions and seniority premiums exceeded the accumulated benefit obligation by Ps. 3,509,362. In conformity with Bulletin D-3, the Company stopped recognizing the additional liability and its balancing items in the intangible asset and stockholders' equity. As a result, the balance sheet shows a net projected asset of Ps. 22,336,038.

In 2003, net actuarial gain of approximately Ps. 1,900,000 was derived primarily from an actuarial gain of approximately Ps. 5,200,000, due to the favorable effect on plan assets of the overall behavior of the Mexican Stock Exchange, and an actuarial loss of approximately Ps. 3,300,000 attributable to the increase in the projected benefit obligation due mainly to the fact that the number of employees who retired exceeded the estimated number at the beginning of the year. In 2002, the actuarial loss of approximately Ps. 8,400,000 was due primarily to the adverse effect on plan assets of the overall behavior of the Mexican Stock Exchange.

The rates used in the actuarial studies were as follows:

	2003	2002
	%	%

Discount of labor obligations:
First year	6.84	6.84
Long-term average	5.85	5.85

Increase in salaries:
First year	1.85	1.85
Long-term average	0.96	0.96

Annual return on fund	6.84	6.84

At December 31, 2003, 59.4% (65.7% in 2002) of plan assets were invested in fixed-income securities and the remaining 40.6% (34.3% in 2002) in variable-income securities.

8. Long-term debt

a) Long-term debt consists of the following:

	Average weighted interest rates at December 31,		Maturities	Balance at December 31,
	2003	2002	from 2004 through	2003	2002

Debt denominated in
foreign currency:
Convertible senior debentures (1)	4.2%	4.2%	2004	Ps. 9,087,969	Ps.10,722,938
Senior notes (2)(3)	6.7%	8.2%	2008	28,090,000	16,084,406
Banks	2.2%	2.5%	2014	19,651,496	27,571,589
Suppliers' credits	2.1%	2.7%	2022	939,407	1,996,083
Financial leases	2.2%	2.3%	2006	2,055,637	2,967,617
Mexican Government	2.0%	2.2%	2006	103,073	145,744
Total				59,927,582	59,488,377

Debt denominated in Mexican
pesos:
Commercial paper		8.3%			174,526
Domestic senior notes ("Certificados bursatiles")	8.3%	9.2%	2012	7,450,000	7,746,510
Banks	6.3%	8.6%	2004	1,300,000	1,351,740
Financial leases	6.5%	8.7%	2004	580	4,624
Total				8,750,580	9,277,400
Total debt				68,678,162	68,765,777

Less short-term debt and current portion of long-term debt				20,262,000	11,499,763
Long-term debt				Ps. 48,416,162	Ps.57,266,014

The above mentioned rates are subject to variances in international and local rates and do not include the effect of the Company's agreement to reimburse certain lenders for Mexican taxes withheld. The Company's weighted average cost of borrowed funds at December 31, 2003 (including interest, fees and reimbursement of such lenders for Mexican taxes withheld) was approximately 6.2% (5.8% at December 31, 2002).

(1) On June 11, 1999, the Company issued U.S.$ 1,000 million of convertible senior debentures. The debentures are convertible to common stock at the option of the holders, at any time prior to their maturity into American Depositary Shares (ADSs), each representing 20 TELMEX "L" shares. The conversion price is U.S.$ 29.5762 per ADS, equal to a conversion ratio of 33.8110 "L" share ADSs per U.S.$ 1,000 principal amount of the convertible debentures, subject to adjustment under certain circumstances.

8. Long-term debt (continued)

Should any person or group (other than the present controlling stockholders) acquire 50% or more of the issuer's voting shares, the holders of the convertible debentures may ask TELMEX to repurchase the convertible debentures, for 100% of the principal amount plus unpaid accrued interest through the repurchase date.

The maturity date of the convertible debentures is June 15, 2004. The debentures bear 4.25% annual interest, payable semiannually. In 2003 and 2002, accrued interest on these debentures aggregated Ps. 695,486 and Ps. 459,037, respectively .

During the third quarter of 2003, TELMEX repurchased a total of U.S.$ 190 million (nominal value) of its convertible debentures in the open market and in privately negotiated transactions. The Company charged U.S.$ 20.5 million to the comprehensive financing cost of the period, corresponding to the difference between the purchase price and nominal value of debentures.

On October 9, 2003, TELMEX commenced a cash tender offer to purchase up to U.S.$ 500 million of its outstanding convertible debentures under the terms and conditions set forth in the Offer to Purchase . The offer expired on November 6, 2003 and the Company purchased U.S.$ 1.2 million (nominal value) of its convertible debentures. The cash price for each U.S.$ 1,000 principal amount of the debentures was U.S.$ 1,117.50 plus unpaid accrued interest as of the day preceding the repurchase date. The convertible debentures acquired pursuant to the offer and all previous repurchases, will be cancelled.

(2) On January 26, 2001, TELMEX issued senior notes for U.S.$ 1,000 million, maturing in 2006 and bearing 8.25% annual interest payable semiannually. Additionally, on May 8, 2001, TELMEX issued supplemental senior notes for
U.S.$ 500 million with similar characteristics. In 2003, accrued interest on the bonds was Ps. 1,428,611 (Ps. 1,334,435 in 2002).

(3) On November 19, 2003, TELMEX issued senior notes for U.S.$ 1,000 million maturing in 2008 and bearing 4.50% annual interest payable semiannually. In 2003, accrued interest on the bonds was Ps. 86,373.

b) An analysis of the foreign currency denominated debt at December 31, 2003 is as follows:

	Foreign currency (in thousands)	Exchange rate at December 31, 2003 (in units)	Mexican peso equivalent

U.S. dollar	5,304,750	Ps.11.2360	Ps.59,604,171
Euro	22,835	14.1630	323,412
Total			Ps.59,927,583

8. Long-term debt (continued)

At December 31, 2003, the Company has long-term lines of credit with certain foreign finance institutions. The unused portion of committed lines of credit at December 31, 2003 totaled approximately Ps. 6,691,645, at a floating interest rate of approximately LIBOR plus 86 basis points at the time of use.

c) Long-term debt maturities at December 31, 2003 are as follows:

Year	Amount

2005	Ps.5,352,434
2006	20,371,707
2007	8,044,412
2008	12,061,467
2009 and beyond	2,586,142
Total	Ps. 48,416,162

During 2002, TELMEX made four placements of domestic senior notes ("Certificados bursatiles") for a total of Ps. 3,200 million, historical (Ps. 4,250 million in 2001, historical), under the Ps. 10,000 million program authorized by the NBSC. The unused balance under this program is Ps. 2,550 million.

During 2003, TELMEX repaid early a portion of the debt owed to certain finance institutions of approximately U.S.$ 727 million.

d) Hedges

As part of its currency hedging strategy, the Company uses derivatives to minimize the impact of exchange rate fluctuations on U.S. dollar denominated transactions. During 2003, the Company entered into short-term exchange hedges which, at December 31, 2003, cover liabilities of U.S.$ 585 million (U.S.$ 418 million in 2002). In 2003, the Company recognized a credit to results of operations under these hedges of Ps. 786,088 (credit of Ps. 1,655,532 in 2002) corresponding to the fluctuation of the exchange rate.

To resolve its exposure to financial risks, the Company entered into interest-rate swaps for the exchange of cash flows in the amount determined by applying agreed interest rates to the base amount. Under these contracts, the Company agreed to receive the "TIIE" interbank rate and the treasury certificate rate for contracts in Mexican pesos, and the LIBOR rate for hedges in U.S. dollars, paying fixed rates in both cases. The effects of the interest-rate swaps are recorded proportionally in results of operations of the year based on accrued amounts. At December 31, 2003 the Company had interest-rate swaps for a total base amount of Ps. 12,390 million (Ps. 12,650 million in 2002) and U.S.$ 1,200 million. In the year ended December 31, 2003, the Company recognized a charge to comprehensive financing cost of Ps. 457,319 (Ps. 302,845 in 2002). Additionally, in 2003 the Company replaced some of its Mexican peso-denominated interest-rate swaps, recognizing a charge to comprehensive financing cost of Ps. 962,268.

9. Deferred credits

Deferred credits consist of the following at December 31, 2003 and 2002:

	2003	2002

Advance billings	Ps.1,175,327	Ps.1,017,708
Advances from customers and others	96,114	153,592
Total	Ps.1,271,441	Ps.1,171,300

10. Foreign currency position and transactions

a) At December 31, 2003, TELMEX and its Mexican subsidiaries have a net foreign currency short position of U.S.$ 5,471 million (net foreign currency short position of U.S.$ 5,565 million at December 31, 2002).

The prevailing exchange rate at December 31, 2003 was Ps. 11.2360 per U.S. dollar
(Ps. 10.3125 per U.S. dollar at December 31, 2002). At February 27, 2004, the date of the audit report on these consolidated financial statements, the exchange rate of the Mexican peso relative to the U.S. dollar was Ps. 11.0932 per U.S. dollar.

b) In the years ended December 31, 2003 and 2002, TELMEX and its Mexican subsidiaries had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the average exchange rate for the year.

	Million dollars
	2003	2002

Net settlement revenues	U.S.$ 211	U.S.$ 256
Interest expense	361	278
Operating expenses	91	100

11. Commitments and contingencies

a) The Company leases certain equipment used in its operations under capital leases. At December 31, 2003, the Company had the following commitments under noncancelable leases:

11. Commitments and contingencies (continued)

Year ended December 31,

2004	Ps.1,022,790
2005	801,478
2006	288,449
Total	2,112,717
Less interest	56,500
Present value of net minimum lease payments	2,056,217
Less current portion	985,792
Long-term obligation at December 31, 2003	Ps.1,070,425

b) At December 31, 2003, the Company has noncancelable commitments of Ps. 8,991,064 (Ps. 4,174,379 in 2002) for the purchase of equipment.

c) At December 31, 2003 the Company has outstanding letters of credit for approximately Ps. 159,000 (Ps. 9,500 in 2002), issued to foreign suppliers for purchase of materials and supplies.

d) In February 1998, the Federal Commission of Economic Competition (COFECO) determined that Telefonos de Mexico, S.A. de C.V. had substantial power in what it referred to as five telecommunications markets so that, in conformity with Article 63 of the Federal Telecommunications Act, COFETEL may impose specific obligations with respect to rates charged and quality of services and information.

The Company's external lawyers who are handling this matter are of the opinion that this finding is unjustified. Consequently, Telefonos de Mexico, S.A. de C.V. filed an appeal in the Federal District Court and obtained protection and shelter under Mexican federal law. COFETEL, based on the COFECO ruling, which was later reversed, handed down a new ruling imposing certain specific obligations on Telefonos de Mexico, S.A. de C.V. The ruling of the COFETEL was appealed in a Federal Court and is still pending. In 2001, the COFECO set aside its previous ruling and handed down a new ruling supporting the findings with respect to the substantial power that Telefonos de Mexico, S.A. de C.V. exercises over five telecommunications markets. Telefonos de Mexico, S.A. de C.V. filed an appeal in a Federal District Court. In July 2003, the relief proceedings were concluded. The case was dismissed and the matter resolved in some aspects in favor of Telefonos de Mexico, S.A. de C.V. Telefonos de Mexico, S.A. de C.V. filed an appeal for review before the Full Court for Adminstrative Matters and it is still pending.

As a result, the COFECO has initiated other proceedings against Telefonos de Mexico, S.A. de C.V. that have also been appealed.

e) In December 1995, a competitor that provides cellular telephone services reported Telefonos de Mexico, S.A. de C.V. to the COFECO for alleged monopolistic practices.

11. Commitments and contingencies (continued)

In July 2001, the COFECO ruled that Telefonos de Mexico, S.A. de C.V. was responsible for monopolistic practices. Telefonos de Mexico, S.A. de C.V. filed an appeal for reconsideration against the ruling, but the appeal was declared unfounded and the ruling confirmed.

Currently, the respective defense against the confirmation of the ruling has been presented before the Federal Court of Justice for Tax and Administrative Matters and is still pending.

f) Telefonos de Mexico, S.A. de C.V. has guaranteed certain obligations of Iberbanda, S.A. (formerly FirstMark Comunicaciones España, S.A.). The guarantee is limited to 13.7 million euros. America Movil, S.A. de C.V. (America Movil) has agreed to indemnify Telefonos de Mexico, S.A. de C.V. for any liability derived from these guarantees.

g) The Mexican Social Security Institute (IMSS) audited Telefonos de Mexico, S.A. de C.V. for the 1997-2001 period. At the conclusion of the audit, it was determined that Telefonos de Mexico, S.A. de C.V. owed a total of approximately Ps. 330 million (historical amount) in both taxes, fines, surcharges and restatements at July 2, 2003. Telefonos de Mexico, S.A. de C.V. filed an appeal before the Federal Court of Justice for Tax and Administrative Matters, and in accordance with Mexican laws, by means of a bank trust guaranteed payment of such tax liability through July 1, 2004. The Company's external lawyers who are handling this matter are of the opinion that although the Company's appeal is well founded, there is no guarantee that it will prevail.

12. Related parties

In the years ended December 31, 2003 and 2002, the Company had the following significant transactions with related parties:

	2003	2002

Purchase of materials, inventories and fixed assets (1)	Ps. 3,829,873	Ps. 4,706,457
Payment of insurance premiums, fees for administrative and operating services, security trading and other (2)	3,801,777	2,859,483
Payment of CPP interconnection fees (3)	9,041,326	8,343,247
Sale of materials and other services (4)	651,940	556,562
Sale of long distance and other telecommunications services (5)	3,401,148	3,600,547

12. Related parties (continued)

(1) In 2003, includes Ps. 2,367,739 (Ps. 3,563,183 in 2002) for fiber optic and satellite network services with a subsidiary of the Condumex group.

(2) In 2003, includes Ps. 776,994 (Ps. 587,002 in 2002) for insurance premiums with Seguros Inbursa, S.A., and Ps. 133,206 (Ps. 109,595 in 2002) for security trading fees paid to Inversora Bursatil, S.A. as well as Ps. 327,725 (Ps. 285,333 in 2002) for fees paid for administrative and operating services to technology partners.

(3) Interconnection expenses under the "Calling Party Pays" program (CPP); outgoing calls from a fixed lined telephone to a celullar telephone paid to a subsidiary of America Movil.

(4) Includes Ps. 124,338 in 2003 (Ps. 139,412 in 2002) from the sale of construction materials to a subsidiary of the Condumex group.

(5) Revenues from billings to an America Movil subsidiary.

At December 31, 2003, TELMEX had amounts due to a subsidiary of the Condumex group and a subsidiary of America Movil of Ps. 258 million and Ps. 826 million, respectively (Ps. 168 million and Ps. 809 million in 2002).

TELMEX purchases material and services from several subsidiaries of Grupo Carso, S.A. de C.V. Additionally, Grupo Financiero Inbursa, S.A. de C.V. and subsidiaries provide banking and insurance services to TELMEX. Contracted prices of materials and considerations for services are similar to those that would be used with unrelated parties in comparable transactions.

13. Provisions

The activity in provisions for other contractual employee benefits for the year ended December 31, 2003, was as follows:

2003
Beginning balance at January 1	Ps.1,080,279
Increase through charge to expenses	3,174,362
Charges to provision	(3,366,331)
Ending balance at December 31	Ps. 888,310

The activity in the provision for vacations for the year ended December 31, 2003, was as follows:

2003
Beginning balance at January 1	Ps.
Increase through charge to other accounts	1,041,639
Increase through charge to expenses	1,377,481
Charges to provision	(1,377,481)
Ending balance at December 31	Ps.1,041,639

14. Stockholders' equity

a) At December 31, 2003, capital stock is represented by 12,109 million shares issued and outstanding with no par value, representing the Company's fixed capital (12,777 million in 2002). An analysis is as follows:

	2003	2002

4,136 million common Series "AA" shares	Ps. 14,009,607	Ps. 14,009,607
265 million common Series "A" shares (289 million in 2002)	1,050,048	1,147,247
7,708 million Series "L" shares with limited voting rights (8,352 million in 2002)	12,631,190	13,634,841
Total	Ps.27,690,845	Ps.28,791,695

Series "AA" shares, which may be subscribed only by Mexican individuals and corporate entities, must represent at all times no less than 20% of capital stock and no less than 51% of the common shares. Common Series "A" shares, which may be freely subscribed, must account for no more than 19.6% of capital stock and no more than 49% of the common shares. Series "AA" and "A" shares combined may not represent more than 51% of capital stock. The combined number of Series "L" shares, which have limited voting rights and may be freely subscribed, and Series "A" shares may not exceed 80% of capital stock.

b) In 1994, TELMEX initiated a program to purchase its own shares. A charge is made to retained earnings for the excess cost of the shares purchased over the portion of capital stock represented by the shares acquired.

In April 2003 and 2002, the stockholders approved an increase of Ps. 7,601,474 and Ps. 4,549,888 (historical), respectively, in the total authorized historical amount to be used by the Company to acquire its own shares, bringing the total maximum amount to be used for this purpose to Ps. 10,000,000 (historical), respectively.

During 2003, the Company acquired 668.3 million Series "L" shares for Ps. 11,415,072 (historical cost of Ps. 11,197,226) and 3.9 million Series "A" shares for Ps. 67,231 (historical cost of Ps. 65,805). In 2003, stock options for 4.3 million Series "L" shares were exercised for Ps. 49,067 (see Note 16).

During 2002, the Company acquired 387.3 million Series "L" shares for Ps. 6,440,405 (historical cost of Ps. 6,041,620) and 1.4 million Series "A" shares for Ps. 21,786 (historical cost of Ps. 20,747). In 2002, stock options for 0.9 million Series "L" shares were exercised for Ps. 10,626 (see Note 16).

14. Stockholders' equity (continued)

c) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock issued and outstanding.

d) Earnings per share are obtained by dividing net income for the year by the average weighted number of shares issued and outstanding during the period. To determine the average weighted number of shares issued and outstanding in 2003 and 2002, the shares held by the Company have been excluded from the computation.

The diluted earnings per share were determined considering the effect of the shares that may be delivered (potentially dilutive shares) as a result of the convertible senior debentures described in Note 8 and of the stock options described in Note 16. The computation was made by deducting from net income for the year, the comprehensive financing cost, net of income tax and employee profit sharing, derived from the convertible debentures. The adjusted income was divided by the average weighted number of shares issued and outstanding, taking into account the number of potentially dilutive shares.

An analysis is as follows:

	2003	2002
Earnings per basic share:
Net income	Ps. 22,449,763	Ps. 20,346,718
Weighted average number of shares issued and outstanding (millions)	12,454	12,986
Earnings per basic share (in pesos)	Ps. 1.803	Ps. 1.567

Earnings per diluted share:
Net income	Ps. 22,449,763	Ps. 20,346,718
Comprehensive financing cost (net of income tax and employee profit sharing)	531,439	700,181
Adjusted income	Ps. 22,981,202	Ps. 21,046,899

Weighted average number of shares issued and outstanding (millions)	12,454	12,986
Add:
Potentially dilutive shares	647	691
Weighted average number of diluted shares issued and outstanding (millions)	13,101	13,677
Earnings per diluted share (in pesos)	Ps. 1.754	Ps. .539

14. Stockholders' equity (continued)

e) At December 31, 2003, other accumulated comprehensive income items include the deficit from the restatement of stockholders' equity, net of deferred taxes of
Ps. 60,933,477 (deficit from the restatement of stockholders' equity and effect of labor obligations, net of deferred taxes of Ps. 63,444,528 and Ps. 10,857,772, respectively, in 2002).

15. Income tax

a) The Ministry of Finance and Public Credit authorized TELMEX to consolidate the group tax returns effective January 1, 1995. The Instituto Tecnologico de Telefonos de Mexico, S.C. and the subsidiaries acquired during the year are excluded from this tax consolidation.

b) Asset tax for the years ended December 31, 2003 and 2002 was Ps. 2,856,006 and
Ps. 2,798,805, respectively. In both years TELMEX credited against these amounts the corporate income tax paid in such years.

c) An analysis of income tax provisions is as follows:

	2003	2002

Current year	Ps.9,643,360	Ps.11,062,011
Deferred tax, net of related monetary gain of Ps. 825,257 (Ps. 1,142,990 in 2002)	611,511	(325,441)
Total	Ps. 10,254,871	Ps.10,736,570

A reconciliation of the statutory corporate income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	Year ended December 31,
	2003	2002
	%	%

Statutory income tax rate	34.0	35.0
Depreciation	(0.6)	(2.9)
Financing costs	(4.0)	0.2
Other	(0.5)	(1.1)
Effective tax rate	28.9	31.2

In 2003, the decrease in the effective tax rate for the effect of financing costs derived basically from unrealized gains determined in the mark-to-market valuation of marketable securities.

14. Income tax (continued)

On January 1, 2002 a gradual one-percentage point annual reduction in the corporate income tax rate was approved starting in 2003 until the rate reaches 32% in 2005. The effect of this tax-rate change on deferred taxes represented a credit of
Ps. 1,746,919 to 2002 results of operations (5% of pretax income). The effect of the tax-rate change is included in each of the related items presented.

The temporary differences on which the Company recognized deferred taxes in the years ended December 31, 2003 and 2002, were as follows:

	2003	2002

Deferred tax asset :
Allowance for doubtful accounts and slow- Moving inventories	Ps. 746,367	Ps. 656,544
Tax loss carry forwards	5,623	9,849
Advance billings	329,046	329,496
Liability provisions	651,461	101,426
Pensions and seniority premiums		212,872
	1,732,497	1,310,187
Deferred tax liability:
Fixed assets	(14,515,496)	(14,213,474)
Inventories	(374,086)	(440,406)
Licenses	(148,686)	(152,153)
Pensions and seniority premiums	(7,148,424)
	(22,186,692)	(14,806,033)
Net deferred tax (liability)	Ps.(20,454,195)	Ps.(13,495,846)

At December 31, 2003, the balance of the restated contributed capital account (CUCA) and the net tax profit account (CUFIN) was Ps. 25,342,608 and Ps. 59,537,056, respectively. These amounts are for Telefonos de Mexico, S.A. de C.V. computed on a stand-alone basis.

16. Stock option plan

In September 2001, TELMEX established a stock option plan for its officers. The plan is for a duration of four years, and provides that 50 million Series "L" shares are to be made available. Each year, plan participants may elect either to acquire all the shares made available to them or to defer their purchase until the final year. In January 2003, options made available totaled 11,654,987 shares (11,267,292 shares in 2001) and options to 4,318,437 shares in 2003 (905,457 shares in 2002) were exercised, corresponding to options made available in 2001. The difference between market value and the assigned option price was not significant.

Subsequent event

In January 2004 options to 9,044,871 shares were granted.

17. Segments

TELMEX operates primarily in two segments: local and long-distance telephone services. Local telephone service corresponds to fixed local wired service. The long-distance service includes both domestic and international services, exclusive of the long-distance calls originated in public and rural telephones and data transmission, services included in the column of other segments. Additional information related to the Company's operations is provided in Note 1. The following summary shows the most important segment information, which has been prepared on a consistent basis:

	(figures in millions of Mexican pesos with purchasing power at December 31, 2003)
	Local service	Long distance	Other segments	Adjustments	Consolidated total
At December 31, 2003
Revenues:
External revenues	Ps.74,980	Ps.24,513	Ps.17,355		Ps.116,848
Intersegment revenues	10,525		1,132	Ps.(11,657)
Depreciation and amortization	14,067	2,787	3,840		20,694
Operating income	26,174	6,883	6,482		39,539
Segment assets	216,638	46,361	39,123		302,122

At December 31, 2002
Revenues:
External revenues	Ps. 74,668	Ps.25,428	Ps.17,145		Ps.117,241
Intersegment revenues	10,077		1,526	Ps.(11,603)
Depreciation and amortization	13,797	2,573	3,976		20,346
Operating income	26,153	8,106	6,903		41,162
Segment assets	199,830	45,957	38,714		284,501

Additionally, the column of other segments includes the yellow and white pages directories and other services. Intersegmental transactions are reported at fair value. Comprehensive financing cost and provisions for income tax and employee profit sharing are not assigned to the segments; they are handled at the corporate level.

Segment assets include plant property and equipment (on a gross basis) construction in progress, advances to suppliers of equipment and inventories for operation of the telephone plant.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 3

SHARE INVESTMENTS

Judged information

Consolidated

Final printing

---

COMPANY NAME		MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousand Pesos)
					ACQUISITION COST	PRESENT VALUE
				%
SUBSIDIARIES
1	Consertel, S.A. de C.V.	Investments in all types of businesses	28,444,797,340	100	16,374,507	29,429,972
2	Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100	1,040,903	7,084,734
3	Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100	702,096	3,102,940
4	Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100	28,636	508,276
5	Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50	100	49	57
6	Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	769,595,000	100	769,645	836,790
7	Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	186,000,000	100	137,877	162,391
8	Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100	19,397	114,979
9	Anuncios en Directorios, S.A. de C.V.	Sale of advertising space in yellow pages	1,081,750	100	1,240	66,972
10	Operadora Mercantil, S.A. de C.V.	Sales agent advertising space in yellow pages	50,000	100	54	1,343
11	Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100	4,602	28,769
12	Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100	4,944	72,351
13	Teléfonos del Noroeste, S.A. de C.V.	Telecommunications services	110,000,000	100	75,279	876,843
14	Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	76,723,650	99.99	76,724	78,731
15	Tecmarketing, .S.A. de C.V.	Telemarketing services	6,850,000	100	138,972	186,097
16	Comertel Argos, S.A. de C.V.	Personnel services	6,000	100	13	2,702
17	Telmex International, Inc.	Holding Company in the U S A.	4	100	202,569	233,652
18	Instituto Tecnológico de Telefonos de Mexico, A.C	Trainning & research services	1,000	100	1	4
19	Buscatel, S.A. de C.V.	Paging services	111,645	100	142,445	255,912
20	Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	167,691,377	100	360,533	545,985
21	Uninet, S.A. de C.V.	Data transmission services	5,647,430	100	564,743	1,003,396
22	Aerofrisco, S.A. de C.V.	Air Taxi services	3,113,528,600	100	310,871	536,435
23	Telnicx, S.A. de C.V.	Managment of yellow pages	4,865,360	100	6,853	9,176
24	Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	61,952	100	62	68
25	Teninver, S.A. de C.V.	Investments in all types of businesses	4,120,049,760	100	6,094,053	6,398,855
26	Telmex Internet Investments, L.L.C.	Investments in Internet companies	1,000	100	998,864	1,191,992
	TOTAL INVESTMENT IN SUBSIDIARIES				28,055,932	52,729,422

	ASSOCIATES
1	Technology and Internet , LLC	Internet services	500	50	974,989	217,691
2	Technology Fund I, LLC	Communication services	500	50	20,898	17,045
3	The Telvista Company	Telemarketing Services in USA	450	45	428,525	332,746
4	Centro Histórico de la Ciudad de México, SA de CV	Real estate services	80,020,000	21.77	80,020	94,904
5	TM & MS, LLC	Internet portal (T1MSN)	1	50	29,621	28,476
	TOTAL INVESTMENT IN ASSOCIATES				1,534,053	690,862
	OTHER PERMANENT INVESTMENTS					142,519
	T O T A L					53,562,803

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousand Pesos)

Judged information

Consolidated

Final printing

---
Credit Type / Institution	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of Pesos)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of Pesos)
					Time Interval						Time Interval
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or more
										Years or more
BANKS
FOREIGN TRADE
AB SVENKS EXPORTKREDIT (1)	14/12/05	2.22	0	0	0	0	0	0	0	0	0	31,888	19,275	0	0	0
ABN AMRO BANK (1)	14/03/08	2.65	0	0	0	0	0	0	0	0	0	1,011,955	1,011,955	1,011,955	779,209	64,206
BANAMEX AG. NY (1)	24/12/06	2.03	0	0	0	0	0	0	0	0	0	8,003	4,039	4,039	0	0
BANCA SERFIN AG.NY (1)	24/12/06	2.03	0	0	0	0	0	0	0	0	0	4,200	2,111	2,111	0	0
BBV ARGENTARIA S.A. (1)	22/12/07	1.97	0	0	0	0	0	0	0	0	0	180,744	180,744	180,744	180,744	0
BANCO INTERNACIONAL, SAG (1)	24/12/06	2.03	0	0	0	0	0	0	0	0	0	1,138	574	574	0	0
BANCO SANTANDER CH NY (1)	27/11/08	1.42	0	0	0	0	0	0	0	0	0	28,691	28,691	28,691	28,691	3,172
BANK OF AMERICA (1)	14/04/06	1.47	0	0	0	0	0	0	0	0	0	157,125	121,387	20,755	0	0
BANK OF AMERICA (1)	24/12/06	2.03	0	0	0	0	0	0	0	0	0	50,246	25,359	25,359	0	0
BARCLAYS BANK, BRUSSELS (1)	31/12/04	2.47	0	0	0	0	0	0	0	0	0	90,519	0	0	0	0
BARCLAYS BANK, BRUSSELS (1)	31/12/05	2.22	0	0	0	0	0	0	0	0	0	97,319	97,319	0	0	0
CITIBANK, N.A. (1)	24/12/06	2.03	0	0	0	0	0	0	0	0	0	158,708	79,736	79,736	0	0
DEXIA BANK (1)	31/12/14	2.22	0	0	0	0	0	0	0	0	0	277,141	277,141	277,141	277,141	645,548
EXPORT DEVELOPMENT C. (1)	22/04/08	1.77	0	0	0	0	0	0	0	0	0	430,339	366,365	287,617	34,926	4,469
GOLDMAN SACHS INT. (1)	24/12/06	2.03	0	0	0	0	0	0	0	0	0	11,175	5,640	5,640	0	0
JAPAN BANK FOR INT. COOP. (1)	10/10/11	2.31	0	0	0	0	0	0	0	0	0	0	408,726	408,726	408,726	1,634,903
JP MORGAN CHASE BANK (1) *	20/12/04	1.92	0	0	0	0	0	0	0	0	0	5,056,200	0	0	0	0
KREDITANSTALT FUR W. (1)	15/12/06	2.52	0	0	0	0	0	0	0	0	0	131,087	131,087	131,087	0	0
KREDITANSTALT FUR W. (1)	30/11/04	1.72	0	0	0	0	0	0	0	0	0	2,486	0	0	0	0
NATEXIS BANQUE (2)	31/03/22	2.00	0	0	0	0	0	0	0	0	0	20,966	20,966	20,966	20,966	222,116
NORDEA BANK FINLAND (1)	04/12/07	2.47	0	0	0	0	0	0	0	0	0	358,107	358,107	189,567	17,546	0
NORDEA BANK FINLAND (1)	09/11/04	2.72	0	0	0	0	0	0	0	0	0	104,495	0	0	0	0
NORDIC INVESTMENT BANK (1)	06/12/06	2.32	0	0	0	0	0	0	0	0	0	112,360	112,360	112,360	0	0
SKANDINAVISKA ENSKILDA B. (1)	28/02/10	2.65	0	0	0	0	0	0	0	0	0	79,140	79,140	79,140	79,140	90,900
SKANDINAVISKA ENSKILDA B. (1)	27/02/04	2.22	0	0	0	0	0	0	0	0	0	22,055	0	0	0	0
SOCIETE GENERALE PARIS (1)	24/12/06	2.03	0	0	0	0	0	0	0	0	0	8,804	4,443	4,443	0	0
SOCIETE GENERALE PARIS (1)	24/12/06	2.03	0	0	0	0	0	0	0	0	0	8,679	4,380	4,380	0	0
SOCIETE GENERALE PARIS (1)	14/05/07	1.97	0	0	0	0	0	0	0	0	0	49,833	21,478	866	15	0
THE BANK OF TOKYO-MITSUB (1)	28/12/08	2.57	0	0	0	0	0	0	0	0	0	317,309	317,310	317,311	317,309	46,294
ARRENDADORA CITIBANK (1)	25/06/04	2.22	0	0	0	128,977	0	0	0	0	0	0	0	0	0	0
BANAMEX, S.A. (1)	27/06/05	2.22	0	0	0	211,750	109,826	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10/10/06	2.12	0	0	0	122,995	126,706	130,529	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10/10/06	2.22	0	0	0	231,602	247,400	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (3)	27/01/04	6.34	800,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL (1)	24/12/06	2.03	0	0	0	26,193	13,220	13,220	0	0	0	0	0	0	0	0
BBVA BANCOMER (3)	22/05/04	6.37	500,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK MEXICO, S.A. (1)	26/06/06	2.10	0	0	0	289,887	301,081	154,881	0	0	0	0	0	0	0	0
ARRENDADORA INBURSA (3)	28/02/04	6.49	580	0	0	0	0	0	0	0	0	0	0	0	0	0
TESORERIA DE LA FEDERAC (1)	24/12/06	2.03	0	0	0	51,335	25,868	25,869	0	0	0	0	0	0	0	0
TOTAL BANKS			1,300,580	0	0	1,062,739	824,101	324,499	0	0	0	8,810,712	3,678,333	3,193,208	2,144,413	2,711,608

STOCK EXCHANGE
LISTED IN THE MEXICAN STOCK EXCHANGE
UNSECURED DEBT
SENIOR NOTES DUE 2006 (2)	26/01/06	8.25	0	0	0	0	0	0	0	0	0	0	0	16,854,000	0	0
SENIOR NOTES DUE 2008 (2)	19/11/08	4.50	0	0	0	0	0	0	0	0	0	0	0	0	0	11,236,000
CONVERT. SECURITIES 2004 (2)	15/06/04	4.25	0	0	0	0	0	0	0	0	0	9,087,969	0	0	0	0
CERT. BURSATIL TMX 02-2 (4)	10/02/05	7.17	0	850,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSATIL TMX 02 (4)	09/02/07	7.54	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURS TMX 01, 02-3 Y 02-4 (2)	31/05/12	11.05	0	1,700,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURS TMX 01-2 (4)	26/10/07	7.64	0	3,250,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			0	7,450,000	0	0	0	0	0	0	0	9,087,969	0	16,854,000	0	11,236,000

OTHER CURRENT LIABILITIES AND OTHER CREDITS
OTHER CURRENT LIABILITIES AND OTHER CREDITS (S-26)			15,720,301	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES AND OTHER CREDITS			15,720,301	0	0	0	0	0	0	0	0	0	0	0	0	0

TOTAL			17,020,881	7,450,000	0	1,062,739	824,101	324,499	0	0	0	17,898,681	3,678,333	20,047,208	2,144,413	13,947,608

NOTES:

A.- Interest rates:

The credits breakown is presented with an integrated rate as follows:

  Libor plus margin
  Fixed Rate
  TIIE plus margin
  CETES plus margin

B.- The following rates were considered:

  Libor at 6 months in US dollars is equivalent to 1.22 at December 31, 2003
  TIIE at 28 days is equivalent to 6.2889 at December 31, 2003
  CETES at 91 days is equivalent to 6.1700 at December 31, 2003
  CETES at 182 days is equivalent to 6.7400 at December 24, 2003

C.- * Syndicated Credit Administrative Agent

D.- The suppliers' Credits are reclasified to Bank Loans because in this document, SIFIC/ICS, Long-Term opening to Suppliers' does not exist.

E.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at December 31,2003 were as follows:
CURRENCY	AMOUNT	E.R.
DOLLAR (U.S.)	5,304,750	11.2360
EURO	22,835	14.1630

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousand Pesos)

Judged information

Consolidated

Final printing

---

TRADE BALANCE	DOLLARS		OTHER CURRENCIES		TOTAL THOUSAND
	THOUSAND	THOUSAND	THOUSAND	THOUSAND
	DOLLARS	PESOS	DOLLARS	PESOS	PESOS
TOTAL ASSETS	551,354	6,195,011	0	0	6,195,011

LIABILITIES	5,304,750	59,604,170	28,783	323,412	59,927,582
SHORT-TERM LIABILITIES	1,684,921	18,931,777	2,638	29,643	18,961,420
LONG-TERM LIABILITIES	3,619,829	40,672,393	26,145	293,769	40,966,162
NET BALANCE	(4,753,396)	(53,409,159)	(28,783)	(323,412)	(53,732,571)

NOTES:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at December 31,2003 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (U.S.)	5,304,750	11.2360
EURO	22,835	14.1630

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 7

CALCULATION OF MONETARY POSITION

(Thousand Pesos)

Judged information

Consolidated

Final printing

---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (EFFECT) (ASSET) LIABILITIES

JANUARY	36,560,358	86,958,297	50,397,939	0.40	201,592
FEBRUARY	35,329,491	89,493,355	54,163,864	0.28	151,659
MARCH	37,691,382	89,235,609	51,544,227	0.63	324,729
APRIL	37,418,314	86,945,912	49,527,598	0.17	84,197
MAY	37,705,667	83,419,160	45,713,493	(0.32)	(146,283)
JUNE	37,988,424	82,321,067	44,332,643	0.08	35,466
JULY	31,060,277	75,854,678	44,794,401	0.14	62,712
AUGUST	33,700,783	77,431,029	43,730,246	0.30	131,191
SEPTEMBER	34,968,492	77,767,661	42,799,169	0.60	256,795
OCTOBER	34,771,986	76,613,962	41,841,976	0.37	154,815
NOVEMBER	39,732,459	78,138,672	38,406,213	0.83	318,772
DECEMBER	47,186,360	85,130,441	37,944,081	0.43	163,160
ACTUALIZATION :	0	0	0	0.00	31,643
CAPITALIZATION :	0	0	0	0.00	0
FOREIGN CORP. :	0	0	0	0.00	0
OTHER	0	0	0	0.00	(118,480)
TOTAL					1,651,968

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 8

BONDS AND/OR MEDIUM-TERM NOTES LISTED IN STOCK MARKET

Judged information

Consolidated

Final printing

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FINANCIAL COVENANTS UNDER ISSUANCE DEED AND/OR TITLE

DOES NOT APPLY

CURRENT SITUATION OF FINANCIAL COVENANTS

DOES NOT APPLY

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 9

PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

Judged information

Consolidated

Final printing

---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	USAGE (%)

NOT AVAILABLE		0	0

NOTES

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 10

RAW MATERIALS

Judged information

Consolidated

Final printing

---

DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBS.	PRODUCTION COST (%)

NOT AVAILABLE

NOTES :

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11

DOMESTIC SALES - MAIN SERVICES -

(Thousand Pesos)

Judged information

Consolidated

Final printing

---

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		MARKET SHARE	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT	(%)	TRADEMARKS	CUSTUMERS
LOCAL SERVICE				53,871,252
LONG DISTANCE SERVICE				37,230,068
INTERCONNECTION				17,565,458
OTHERS				5,856,619
TOTAL				114,523,397

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11b

FOREIGN SALES - MAIN SERVICES -

(Thousand Pesos)

Judged information

Consolidated

Final printing

---

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTUMERS

NET SETTLEMENT				2,324,562

TOTAL				2,324,562

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousand Pesos)

Judged information

Consolidated

Final printing

---

ITEM	FOURTH QUARTER 2003	USAGE %	USED AMOUNT	BUDGET 2003	USAGE %

DATA	939,124	54.3	1,879,956	1,729,431	108.7
INTERNAL PLANT	871,557	43.2	1,681,906	2,016,619	83.4
OUTSIDE PLANT	1,252,782	33.6	2,775,211	3,733,730	74.3
TRANSMISSION NETWORK	1,138,193	47.3	2,266,220	2,405,183	94.2
SYSTEMS	363,676	48.0	445,135	757,636	58.8
OTHERS	1,412,548	163.9	2,014,079	861,894	233.7

TOTAL INVESTMENT	5,977,880	52.0	11,062,507	11,504,493	96.2

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Judged information

Consolidated

Final printing

---

Basis of translation of financial statements of foreign subsidiaries

The financial statements of the subsidiaries located in the United States of America (U.S.A.) were exchanged into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, Transactions in Foreign Currency and Exchange of Financial Statements of Foreign Operations, issued by the Mexican Institute of Public Accountants (IMCP), as follows:

All balance sheet amounts, except for stockholders' equity, were translated at the prevailing exchange rate at year-end; stockholders' equity accounts were exchanged at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period. The effect of inflation and changes in exchange rates were not material and are presented as part of the result from holding of non-monetary assets.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

INTEGRATION OF PAID CAPITAL STOCK

Judged information

Consolidated

Final printing

---

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand Pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUBSCRIPTION
							FIXED	VARIABLE
A	0.02500		264,575,974	0		264,575,974	6,614
AA	0.02500		4,136,480,585	0	4,136,480,585	0	103,412
L	0.02500		7,708,148,693	0		7,708,148,693	192,704
TOTAL	0.02500		12,109,205,252	0	4,136,480,585	7,972,724,667	302,730	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:
	12,109,205,252
SHARES PROPORTION BY:

CPO'S :
T.VINC.:
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASE OF OWN SHARES

		NUMBER OF	MARKET VALUE OF THE SHARE
	SERIES	SHARES	AT REPURCHASE		AT QUARTER

	A & L	672,214,910	18.14060		17.80570

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

GENERAL INFORMATION

Judged information

Consolidated

Final printing

---

ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

PAYMENT RESPONSIBLE

NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	C.P. EDUARDO ROSENDO GIRARD PARQUE VIA 198 - 5TH FLOOR OFFICE 501, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 53 95 52 50 80 54 erosendo@telmex.com

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD ING. CARLOS SLIM HELU AV. PASEO DE LAS PALMAS 750, COL. LOMAS DE CHAPULTEPEC 11000 MEXICO, D.F. 56 25 49 00 55 20 15 10

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER ING. JAIME CHICO PARDO PARQUE VIA 190 - 10TH. FLOOR OFFICE 1001, COL. CUAUHTEMOC 06599 MEXICO, D.F. 55 46 15 46 & 52 22 51 52 57 05 00 39

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

CHIEF FINANCIAL OFFICER

CHIEF FINANCIAL OFFICER

ING. ADOLFO CEREZO PEREZ

PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 57 80 & 52 22 51 44

52 55 15 76

acerezo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

QUATERLY FINANCIAL INFORMATION RESPONSIBLE

COMPTROLLER

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING INFORMATION THROUGH EMISNET

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	LEGAL DIRECTOR LEGAL DIRECTOR LIC. SERGIO MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 & 52 22 57 42 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

SECRETARY OF BOARD OF DIRECTORS

SECRETARY OF BOARD OF DIRECTORS

LIC. SERGIO MEDINA NORIEGA

PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 14 25 & 52 22 57 42

55 46 43 74

smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE OF PROVIDE INFORMATION TO INVESTORS

INVESTORS RELATIONS MANAGER

LIC. ALEJANDRO MARTINEZ ALTAMIRANO

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

amaltami@telmex.com & ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING FINANCIAL INFORMATION THROUGH EMISNET

COMPTROLLER

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING RELEVANT INFORMATION THROUGH EMISNET

INVESTORS RELATIONS MANAGER

LIC. ALEJANDRO MARTINEZ ALTAMIRANO

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

amaltami@telmex.com & ri@telmex.com

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

BOARD OF DIRECTORS

Judged information

Consolidated

Final printing

---
SERIES:	ALL

POSITION:	CHAIRMAN OF THE BOARD
NAME:	ING. CARLOS SLIM ELU

POSITION:	BOARD PROPIETORS
NAME:	SR. EMILIO AZCARRAGA JEAN
NAME:	ING. JAIME CHICO PARDO
NAME:	ING. ANTONIO COSIO ARIÑO
NAME:	SR. MARK E. ROYSE
NAME:	MTRA. AMPARO ESPINOSA RUGARCIA
NAME:	ING. ELMER FRANCO MACIAS
NAME:	C.P. RAFAEL KALACH MIZRAHI
NAME:	LIC. ANGEL LOSADA MORENO
NAME:	SRITA. JANET M. DUNCAN
NAME:	LIC. RICARDO MARTIN BRINGAS
NAME:	SR. ROMULO O FARRIL JR.:
NAME:	C.P. JUAN ANTONIO PEREZ SIMON
NAME:	LIC. FERNANDO SENDEROS MESTRE
NAME:	LIC. CARLOS SLIM DOMIT
NAME:	LIC. MARCO ANTONIO SLIM DOMIT
NAME:	SR. JAMES W. CALLAWAY

POSITION:	BOARD ALTERNATES
NAME:	SR. JAIME ALVERDE GOYA
NAME:	LIC. CARLOS BERNAL VEREA
NAME:	SR. JORGE A. CHAPA SALAZAR
NAME:	ING. ANTONIO COSIO PANDO
NAME:	C.P. ANTONIO DEL VALLE RUIZ
NAME:	LIC. ARTURO ELIAS AYUB
NAME:	SRA. ANGELES ESPINOSA YGLESIAS
NAME:	SR. JORGE ESTEVE CAMPDERA
NAME:	ING. AGUSTIN FRANCO MACIAS
NAME:	C.P. HUMBERTO GUTIERREZ OLVERA Z.
NAME:	LIC. JOSE KURI HARFUSH
NAME:	LIC. FEDERICO LAFFAN FANO
NAME:	C.P. FRANCISCO MEDINA CHAVEZ
NAME:	ING. BERNARDO QUINTANA ISAAC
NAME:	LIC. PATRICK SLIM DOMIT
NAME:	LIC. FERNANDO SOLANA MORALES
NAME:	LIC. EDUARDO VALDES ACRA

POSITION:	STATUTORY AUDITOR
NAME:	C.P. ALBERTO TIBURCIO CELORIO

POSITION:	ALTERNATE STATUTORY AUDITOR
NAME:	C.P. FERNANDO ESPINOSA LOPEZ

POSITION:	SECRETARY OF BOARD OF DIRECTORS
NAME:	LIC. SERGIO MEDINA NORIEGA

POSITION:	ASISTANT SECRETARY
NAME:	LIC. RAFAEL ROBLES MIAJA

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2003

TELÉFONOS DE MÉXICO, S.A. DE C.V.

DECLARATION BY THE COMPANY'S OFFICERS THAT ARE RESPONSIBLE FOR THE INFORMATION

Judged information

Consolidated

Final printing

---

 DECLARAIOTN BY THE THE COMPANY'S OFFICERS THAT ARE RESPONSIBLE FOR THE INFORMATION

I (We) hereby swear, in the scope of my (our) functions, that I (we) prepared the financial information related with the Issuer's Quarter Report supplied herein, which, to my (our) knowledge, reasonably reflect the situation of the Issuer. I (We) also hereby swear that I (we) have no knowledge of any relevant information that has been omitted or falsely represented in this Quarter Report, or that such report contains information that could mislead the investors.

ING. ADOLFO CEREZO PEREZ	C.P. EDUARDO ROSENDO GIRARD
CHIEF FINANCIAL OFFICER	COMPTROLLER

MEXICO CITY, APRIL 30, 2004.

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